[SECUREALERT LETTERHEAD]

December 13, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
John Zitko, Staff Attorney

Re:	SecureAlert, Inc.
Registration Statement on Form S-1
File No. 333-169324
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SecureAlert, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, including all amendments thereto, so that it may become effective at 5:30 p.m. Eastern Time on December 15, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Wayne D. Swan of Durham, Jones & Pinegar at (801) 415-3000, and that such effectiveness also be confirmed in writing.

Very truly yours,

SecureAlert, Inc.

David G. Derrick
Chief Executive Officer

Securities and Exchange Commission
Decenber 13, 2010

cc:	John L. Hastings, III
Chad Olsen
(SecureAlert, Inc.)

Kevin R. Pinegar, Esq.
Wayne D. Swan, Esq.
(Durham Jones & Pinegar, P.C.)